December 23, 2008

VIA EDGAR Securities and Exchange Commission Attn: H. R. Hallock, Jr., Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

RE:	Pre-Effective Amendment No. 1 to RMR Real Estate Income Fund Form N-14 (File No. 333-153201)

Dear Mr. Hallock:

On behalf of RMR Real Estate Income Fund (the “Registrant”), we are enclosing herewith for filing pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) thereunder, one electronically signed Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (the “N-14 Registration Statement Amendment”), in connection with the reorganization of each of RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund, RMR Preferred Dividend Fund and RMR Dividend Capture Fund with the Registrant.

 Pursuant to the filing requirements of Section 8(b) of the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, the Registrant is also filing Amendment No. 1 to its Registration Statement on Form N-2 (the “N-2 Registration Statement Amendment”).  Part A and Part B of the N-2 Registration Statement Amendment are identical to Part A and Part B of this N-14 Registration Statement Amendment for the reasons previously explained to you in our letter dated September 24, 2008.  The Registrant intends to further amend the N-2 Registration Statement Amendment contemporaneously with the filing of any further pre-effective amendments to this N-14 Registration Statement Amendment.

We note that this N-14 Registration Statement Amendment addresses changes to the structure of the transaction whereby RMR Real Estate Fund, RMR Hospitality and Real Estate Fund, RMR F.I.R.E. Fund, RMR Preferred Dividend Fund and RMR Dividend Capture Fund will reorganize with the Registrant.  In particular, this N-14 Registration Statement Amendment (1) adds RMR Preferred Dividend Fund and RMR Dividend Capture Fund as acquired funds, and (2) adds a proposal whereby shareholders of RMR Real Estate Fund will vote on RMR Real Estate Fund’s reorganization with the Registrant.

We also wish to take this opportunity to respond to the staff’s comments contained in your letter dated October 27, 2008.  The numbered paragraphs below correspond to the numbered paragraphs in your letter dated October 27, 2008.

1.               Reorganization Expenses

a.               We made the requested changes.

b.              The funds have determined not to enter into an expense sharing agreement. Rather, to the extent each fund does not bear its own expenses, expenses will be allocated pursuant to each Agreement and Plan of Reorganization.

c.               We made the requested changes.

Response to Supplemental Inquiry:

The estimated expenses borne by the acquired funds will remain the same irrespective of which combination of reorganizations is consummated.  This is because, pursuant to the expense sharing agreement, if any acquired fund’s shareholders do not approve that acquired fund’s reorganization, that acquired fund remains liable for all reorganization-related expenses attributable to it incurred prior to its shareholders failing to approve its reorganization.  Each fund currently anticipates that all material reorganization-related expenses will be incurred prior to its meeting of shareholders called for the purpose of considering the reorganizations.  As such, the failure by any one acquired fund to participate in the reorganizations is not anticipated to materially affect the estimated amount of expenses borne by the acquired funds that do participate in the reorganizations.

We note that footnote 6 to each fee table in the proxy/prospectus discloses the estimated reorganization-related expenses to be borne by each fund, and further states: “If an Acquired Fund’s shareholders do not approve at the Meeting (or any adjournment or postponement of the Meeting) the proposed Reorganization, the applicable Acquired Fund will not bear any further costs of the Reorganizations after that time except as may be directly attributable to or already incurred by it.  Accordingly, as indicated above, each Acquired Fund may incur expenses arising from the planned Reorganizations even though its proposed Reorganization may not occur.”

2.               Organization Costs – we made the requested changes.

3.               Other Expenses of Issuance (Form N-2) – we made the requested changes.

4.               Auction Preferred Shares

a.               We made the requested changes.

b.              We made the requested changes.

c.               Pursuant to your voicemail message left with my associate, Kenneth E. Burdon, on October 28, 2008, we understand that these comments have been resolved via supplemental telephonic and e-mail communications with you made prior to our receipt of your comment letter dated October 27, 2008.

d.              Pursuant to your voicemail message left with my associate, Mr. Burdon, on October 28, 2008, we understand that these comments have been resolved via supplemental telephonic and e-mail communications with you made prior to our receipt of your comment letter dated October 27, 2008.

We look forward to continuing to work with you on this matter.  If you have any further questions, please do not hesitate to contact me at 617-573-4836, or Mr. Burdon at 617-573-4836.

Sincerely,

/s/ Thomas A. DeCapo
Thomas A. DeCapo